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                               November 22, 2022

       Joseph W. Turner
       Chief Executive Officer
       Ministry Partners Investment Company, LLC
       915 West Imperial Highway, Suite 120
       Brea, California 92821

                                                        Re: Ministry Partners
Investment Company, LLC
                                                            Post-Effective
Amendment No. 1 to Registration Statement on Form S-1
                                                            Filed October 28,
2022
                                                            File No. 333-250027

       Dear Joseph W. Turner:

              We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Post-Effective Amendment No. 1 to Registration Statement on Form S-1

       General

   1.                                                   This post-effective
amendment was filed in part to update the financial information in your registration
statement on Form S-1, which last contained audited financial statements for the fiscal year
ended December 31, 2019. Under Section 10(a)(3) of the Securities Act
                                                        of 1933, "when a
prospectus is used more than nine months after the effective date of the registration statement,
the [audited financial] information contained therein shall be as of a date not more than
sixteen months prior to such use." Please tell us whether you engaged in any offers or sales
of your securities using the prospectus after October 8, 2021.
   2. Please revise this post-effective amendment to include the information required by Part II of Form S-1.
 Joseph W. Turner
Ministry Partners Investment Company, LLC
November 22, 2022
Page 2
Cover Page

3. We note your disclosure in the Explanatory Note that one purpose of this post-effective amendment is to "permit the spread adjustment used to determine the interest rate for a
      Fixed or Variable Debt Certificate to be adjusted by up to 250 basis points when rapid changes in interest rates or market changes occur." We also note that in your earlier disclosure in the question and answer section on page 4 of the registration statement on
      Form S-1 filed on January 8, 2021 (file No. 333-250027) and in your response to our comment regarding such disclosure, you undertook to keep any interest rate changes to a narrower specified range (within 200 basis points for the Fixed Spread and 100 basis points for the Variable Spread Grid). Because you previously stated interest rate changes would be limited to a certain range but now increased that range, disclose whether there is a limit to the amount or number of times you plan to increase or decrease rates. Please also provide us with your legal analysis of whether the offering will be a delayed offering under Rule 415 of the Securities Act. We note that it appears you are not eligible to conduct a delayed offering pursuant to Rule 415.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Robert Arzonetti at 202-551-8819 or Tonya K. Aldave at 202-551-3601
with any other questions.



                                                           Sincerely,
FirstName LastNameJoseph W. Turner
                                                    Division of Corporation
Finance
Comapany NameMinistry Partners Investment Company, LLC
                                                    Office of Finance
November 22, 2022 Page 2
cc:       Randy Sterns, Esq.
FirstName LastName